UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Landauer, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

51476K 10 3
(CUSIP Number)

KANCHANA WANGKEO LEUNG, ESQ.
GILEAD CAPITAL LP
157 Columbus Avenue, Suite 403
New York, New York 10023

MITCHELL RAAB, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51476K 10 3

1	NAME OF REPORTING PERSON Gilead Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 480,215
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 480,215
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 51476K 10 3

1	NAME OF REPORTING PERSON Gilead Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 480,215
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 480,215
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 51476K 10 3

1	NAME OF REPORTING PERSON Jeffrey A. Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 480,215
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 480,215
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 51476K 10 3

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.10 par value (the “Shares”), of Landauer, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2 Science Road, Glenwood, IL 60425.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Gilead Capital LP (“Gilead Capital”), a Delaware limited partnership, which serves as the investment manager to separately managed accounts (the “Gilead Capital Accounts”);

(ii)	Gilead Capital GP LLC (“Gilead Capital GP”), a Delaware limited liability company, as the general partner of Gilead Capital; and

(iii)	Jeffrey A. Strong, as managing member of Gilead Capital GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Gilead Capital, Gilead Capital GP and Mr. Strong is 157 Columbus Avenue, Suite 403, New York, New York 10023.

(c)           The principal business of Gilead Capital is providing discretionary investment advice and management services to the Gilead Capital Accounts, and other institutional clients. The principal business of Gilead Capital GP is acting as the general partner of Gilead Capital. The principal occupation of Mr. Strong is serving as the managing member of Gilead Capital GP and Chief Investment Officer and Managing Partner of Gilead Capital.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Gilead Capital and Gilead Capital GP is organized under the laws of the State of Delaware. Mr. Strong is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held by the Gilead Capital Accounts were purchased with working capital in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 480,215 Shares held in the Gilead Capital Accounts is approximately $17,523,056, including brokerage commissions.

CUSIP No. 51476K 10 3

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On November 22, 2016, the Reporting Persons issued an open letter to the Board expressing their concerns regarding the Issuer’s corporate governance and poor long-term financial performance.  In the letter, the Reporting Persons first addressed the issue of Executive Chairman Michael Leatherman.  The Reporting Persons had discovered that Mr. Leatherman was a not Certified Public Accountant, contrary to statements in the Issuer’s filings.  The Reporting Persons had brought this information to Mr. Leatherman’s attention and the attention of the full Board, but no action has been taken to date to make Mr. Leatherman account for this misrepresentation.  The Reporting Persons also detailed other governance concerns in the letter, such as (i) the Issuer’s accounting restatement and revision processes for the fiscal years ending 2011 through 2014, which occurred while Mr. Leatherman acted as interim Chief Financial Officer and as a member of the Audit Committee, (ii) the Board’s capital allocation, including with respect to the implementation of the Enterprise Resource Planning system which budget ballooned from $10 million to $57 million and the Board’s decision to acquire a medical products business without obvious synergies, which was ultimately sold at a loss of more than 88%, and (iii) the Board’s failure thus far to execute on wireless dosimetry technology despite publicly disclosing plans to pursue such technology since 2010.  The Reporting Persons stated their belief that the Issuer’s governance issues have taken a toll on the Issuer’s financial health, noting the Issuer’s precipitous decline in adjusted operating margins, from nearly 40% to 20% since 2008, and net cash, from a net cash position of $29 million in 2008 to a net debt position of $100 million as of June 30, 2016.   The Reporting Persons also noted the Board’s 50% reduction in quarterly dividend payments in 2015 and poor shareholder returns since 2008 compared to the Issuer’s peer group and industry indices.  The Reporting Persons further noted that every director who oversaw this extended underperformance remains a director on the Board, including Executive Chairman Michael Leatherman.  Accordingly, the Reporting Persons demanded that the Board take immediate action to remove Mr. Leatherman as a director and officer of the Issuer, disclose the process by which Mr. Leatherman and fellow director Bill Dempsey were appointed to the Board (each of whom came through company contacts), establish a special committee of independent directors to investigate and strengthen the nomination and review process for director candidates, and appoint Jeffrey Strong as a director to help remedy the governance shortfalls.  The Reporting Persons concluded that if the Board fails to address the aforementioned governance deficiencies, the Reporting Persons would act to protect shareholder value, including proposing a slate of directors at the Issuer’s annual meeting of shareholders. The full text of the letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP No. 51476K 10 3

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon  9,603,864 Shares outstanding, which is the total number of Shares outstanding as of August 4, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2016.

A.	Gilead Capital

(a)
As of the close of business on November 21, 2016, 480,215 Shares were held in the Gilead Capital Accounts.  As the investment manager of the Gilead Capital Accounts, Gilead Capital may be deemed the beneficial owner of the Shares held in the Gilead Capital Accounts.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 480,215
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 480,215

Gilead Capital has the power to vote or dispose of any Shares held within the Gilead Capital Accounts.  Gilead Capital shares the power to vote and dispose of the Shares held within the Gilead Capital Accounts with Gilead Capital GP and Mr. Strong.

(c)	The transactions in the Shares by Gilead Capital through the Gilead Capital Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Gilead Capital GP

(a)	Gilead Capital GP, as the general partner of Gilead Capital may be deemed the beneficial owner of the 480,215 Shares held in the Gilead Capital Accounts.

Percentage: Approximately 5.0%

CUSIP No. 51476K 10 3

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 480,215
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 480,215

(c)
Gilead Capital GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares through the Gilead Capital Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Jeffrey A. Strong

(a)	Mr. Strong, as the managing member of Gilead Capital GP, may be deemed the beneficial owner of the 480,215 Shares held in the Gilead Capital Accounts.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 480,215
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 480,215

(c)
Mr. Strong has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares through the Gilead Capital Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)
No person, other than the Reporting Persons and the Gilead Capital Accounts, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 22, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. 51476K 10 3

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Gilead Capital LP, Gilead Capital GP LLC and Jeffrey A. Strong, dated November 22, 2016.

99.2	Letter to Issuer’s Board of Directors, dated November 22, 2016.

CUSIP No. 51476K 10 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2016

Gilead Capital LP

By:	Gilead Capital GP LLC General Partner

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Member

Gilead Capital GP LLC

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Member

/s/ Jeffrey A. Strong
Jeffrey A. Strong

CUSIP No. 51476K 10 3

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

GILEAD CAPITAL LP
(THROUGH THE GILEAD CAPITAL ACCOUNTS)

Purchase of Common Stock	1,861	43.8390	09/26/2016
Purchase of Common Stock	536	43.8390	09/26/2016
Purchase of Common Stock	703	43.8390	09/26/2016
Purchase of Common Stock	721	43.5753	09/29/2016
Purchase of Common Stock	207	43.5753	09/29/2016
Purchase of Common Stock	272	43.5753	09/29/2016
Purchase of Common Stock	1,080	43.9978	10/07/2016
Purchase of Common Stock	311	43.9978	10/07/2016
Purchase of Common Stock	409	43.9711	10/07/2016
Purchase of Common Stock	7,800	43.4453	10/11/2016
Purchase of Common Stock	2,249	43.4453	10/11/2016
Purchase of Common Stock	2,951	43.4453	10/11/2016
Purchase of Common Stock	1,945	43.5816	10/12/2016
Purchase of Common Stock	560	43.5816	10/12/2016
Purchase of Common Stock	735	43.5816	10/12/2016
Purchase of Common Stock	2,227	43.3930	10/13/2016
Purchase of Common Stock	641	43.3930	10/13/2016
Purchase of Common Stock	842	43.3930	10/13/2016
Purchase of Common Stock	7,387	43.4899	10/14/2016
Purchase of Common Stock	2,129	43.4899	10/14/2016
Purchase of Common Stock	2,794	43.4899	10/14/2016
Purchase of Common Stock	2,161	43.4335	10/25/2016
Purchase of Common Stock	622	43.4335	10/25/2016
Purchase of Common Stock	817	43.4335	10/25/2016
Purchase of Common Stock	241	42.2175	11/01/2016
Purchase of Common Stock	69	42.2176	11/01/2016
Purchase of Common Stock	90	42.2175	11/01/2016
Purchase of Common Stock	45	51.7750	11/21/2016
Purchase of Common Stock	35	51.7750	11/21/2016
Purchase of Common Stock	120	51.7750	11/21/2016